Exhibit 99.1

XM Canada and Sirius Canada Receive CRTC Approval to Merge

Toronto Stock Exchange Symbol: XSR

Merger on track to close by June 2011

TORONTO, April 11 /CNW/ - Canadian Satellite Radio Holdings Inc. ("CSR" or the "Company"), parent company of XM Canada (TSX: XSR), along with SIRIUS Canada Inc., welcome today's Canadian Radio-television and Telecommunications Commission (CRTC) ruling which includes authorization of the transaction that will result in the merger of Canada's two satellite radio businesses, XM Canada and SIRIUS Canada (the "Merger").

"This decision will lead to the creation of a stronger combined organization, better equipped to innovate and compete in the broader audio entertainment marketplace," said Mark Redmond, President & CEO of both SIRIUS Canada and the merged entity.  "We are pleased that the CRTC recognized the clear benefits derived from this merger.  This is an exciting time for SIRIUS|XM Canada, and we look forward to continuing to offer a world-class entertainment experience for our current and future subscribers."

"Today's decision is great news for our subscribers, shareholders, employees and partners, keeping us on track for completing this transaction by June," said John Bitove, Executive Chairman of CSR. "SIRIUS|XM Canada will now have more than 1.8 million subscribers in Canada, and this merger will create long-term shareholder value."

In November 2010, SIRIUS Canada and CSR agreed to merge in order to create a stronger platform for future innovation within the Canadian audio entertainment industry. The combined company will leverage key content and programming relationships and distribution agreements with every major automaker and retailers nationwide. Subscribers will continue to enjoy a broad spectrum of commercial-free music channels, plus exclusive sports, talk and news content featuring today's biggest names in audio entertainment.

At the CSR (XM Canada) annual general meeting held in Toronto on February 17, 2011, shareholders unanimously approved the Merger recognizing that the merger would enhance the long-term success of satellite radio in Canada.

On February 23, 2011, the Competition Bureau issued to the Company a No-Action Letter under the Competition Act, and announced that it did not intend to make an application to the Competition Tribunal to challenge the proposed merger with Sirius Canada Inc. under the merger provisions of the Competition Act, recognizing that the proposed transaction would not likely give rise to a substantial lessening or prevention of competition.

The approximate ownership interest in CSR following closing of the transaction will be as follows, the balance being widely held:

•	CSRI Inc., 30.0% voting interest
•	CBC/Radio-Canada 20.2% voting interest
•	Slaight Communications, 20.2% voting interest
•	Sirius XM Radio Inc. (NASDAQ:SIRI) 25.0% voting interest

The Merger remains subject to the satisfaction of certain closing conditions and is scheduled to close by June 2011.

About Canadian Satellite Radio Holdings Inc.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit www.xmradio.ca.

For further information contact:

Morlan Reddock
416-408-6899
investor.relations@xmradio.ca

Trish Tervit
416-969-2809
ttervit@environicspr.com

About SIRIUS Canada Inc.

To find out more about SIRIUS visit www.sirius.ca

Or contact:

Jeff Roman
jroman@national.ca
416-848-1464

%CIK: 0001354901

For further information:

Morlan Reddock
416-408-6899
investor.relations@xmradio.ca

Trish Tervit
416-969-2809
ttervit@environicspr.com

CO: XM Canada

CNW 19:04e 11-APR-11